UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 23, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the risk factor relating to UBS’s plans to acquire Credit Suisse, which appear immediately following this page.

UBS plans to acquire Credit Suisse Group AG

 On 19 March 2023, at the urging of Swiss authorities, UBS announced historic plans to acquire Credit Suisse Group AG, another Global Systematically Important Bank (G-SIB) in Switzerland. Subject to regulatory approval, UBS Group AG would absorb Credit Suisse Group AG and succeed to all assets and all liabilities of Credit Suisse Group AG, which would mean, among other things, that UBS Group AG would become the direct or indirect shareholder of Credit Suisse Group's AG subsidiaries. Therefore, on a consolidated basis, all assets, risks and liabilities, including litigation risks and liabilities, of the Credit Suisse group of entities would become a part of UBS. Customary preconditions to concluding the transaction include the condition that no material adverse event or condition be discovered or occur prior to the closing of the transaction and that regulatory approvals be received. This transaction also entails considerable integration risk. Further investigation and planning for integration is taking place, and risks that UBS does not currently consider to be material, or of which it is not currently aware, could also adversely affect UBS.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 23, 2023